UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Subject Company)

EVOKE PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew D’Onofrio

Chief Executive Officer

Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, California 92075

(858) 345-1494

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Matthew T. Bush

Anthony A. Gostanian

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I—Opinion of Stifel, Nicolaus & Company, Incorporated

Annex II—Section 262 of the Delaware General Corporation Law

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Evoke Pharma, Inc., a Delaware corporation (“Evoke” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 420 Stevens Avenue, Suite 230, Solana Beach, California 92075. The telephone number of the Company’s principal executive office is (858) 345-1494.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”) relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on November 10, 2025, there were (i) 1,722,409 Shares outstanding, (ii) 1,635,851 Shares were issuable pursuant to outstanding warrants (the “Company Warrants”) and (iii) 278,343 Shares were issuable pursuant to outstanding stock options (the “Company Options”). In addition, (i) 258,539 Shares were reserved for future issuance under the Company’s 2013 Equity Incentive Plan (the “Company Stock Plan”), and (ii) 10,323 Shares were reserved for future issuance and authorized for purchase under the Company’s 2013 Employee Stock Purchase Plan (the “Company ESPP”) prior to or concurrently with the Final Exercise Dates (as defined below) under the Company ESPP.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by QOL-EOS Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding Shares in exchange for $11.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. The Merger will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions.

Merger Sub’s obligation to purchase the Shares validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined in the Merger Agreement) (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries, would represent at least one more Share than the sum of (x) 50% of the total number of outstanding Shares, plus (y) the aggregate number of Shares issuable to holders of Company Options for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the Company Stock Plan and applicable award agreement prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Option) as of immediately prior to the expiration time of the Offer, plus (z) the aggregate number of Shares issuable to holders of Company Warrants for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the applicable Company Warrant prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Warrant), as of immediately prior to the expiration time of the Offer; (ii) there being no order, judgment, award, decision, decree, injunction, ruling, writ or assessment (whether temporary, preliminary or permanent) issued by any governmental authority of competent jurisdiction, and no law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling, treaty or other legal requirement in effect, in each case that has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or that prohibits or otherwise prevents the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger; (iii) the Merger Agreement not having been validly terminated in accordance with its terms; (iv) since the date of the Merger Agreement, the Company not having, without Parent’s prior written consent, modified, terminated, or amended the Company’s commercial services agreement with Eversana Life Science Services, LLC (“Eversana”) (as so amended, the “Eversana CSA”) or the Company’s loan agreement with Eversana (the “Loan Agreement”) in any respect and not having waived, released, or assigned any material rights or material claims thereunder; and (v) other customary conditions.

The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Merger Sub having irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub having consummated (as defined in Section 251(h) of the DGCL) the Offer; and (ii) there being no order, judgment, award, decision, decree, injunction, ruling, writ or assessment (whether temporary, preliminary or permanent) issued by any governmental authority of competent jurisdiction, and no law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling, treaty or other legal requirement in effect, that has the effect of making the Merger illegal or that prohibits or otherwise prevents the consummation of the Merger.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware, or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL (“Dissenting Company Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, immediately prior to, and contingent upon the occurrence of, the Effective Time, each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically be canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (ii) an amount equal to (x) the Offer Price, less (y) the per Share exercise price of such Company Option (the “Option Consideration”).

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Company Warrant to the extent the holder thereof has elected a cashless exercise of such Company Warrant prior to the Effective Time) shall cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company Warrant that has an exercise price less than the Offer Price shall be entitled to receive cash in respect of each Share for which such Company Warrant is exercisable immediately prior to the Effective Time in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to (x) the Offer Price, less (y) the exercise price payable per Share under such Company Warrant (the “Warrant Consideration”). Each holder of a Company Warrant that has an exercise price equal to or greater than the Offer Price shall not receive any consideration with respect to such Company Warrant. The foregoing shall not apply to any holders of Company Warrants who elect to receive the Black Scholes Value (as defined in the applicable Company Warrants) in accordance with their Company Warrants. Any Warrant Consideration to which any person becomes entitled to shall be paid by the Surviving Corporation (or, at the option of the Surviving Corporation, the Paying Agent (as defined in the Merger Agreement)) in accordance with the terms of the applicable Company Warrant.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement and Other Agreements.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration time of the Offer is one minute after 11:59 p.m., New York City time, on December 15, 2025, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

According to the Schedule TO, Parent has formed Merger Sub solely for the purpose of making the Offer and effecting the Merger. The Offer to Purchase states that each of Parent’s and Merger Sub’s principal executive office is located at 3405 Ocean Drive, Vero Beach, Florida 32963, and the telephone number of each of Parent and Merger Sub is (866) 469-3773.

The Company has filed this Schedule 14D-9 and Parent and Merger Sub have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Merger Sub and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Merger Sub made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Parent entered into separate Tender and Support Agreements, dated as of November 3, 2025 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with certain of directors and key employees of the Company, and certain of the Company’s stockholders and holders of Company Warrants (each a “Supporting Stockholder”). The Support Agreements provide that, among other things, such directors and key employees have agreed to tender their Shares to Merger Sub in the Offer and (to the extent applicable) to (if applicable) to exercise and surrender their Company Warrants. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Board votes to approve a Superior Proposal.

The Supporting Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of November 3, 2025, the Shares subject to the Support Agreements comprised approximately 10.4% of the currently outstanding Shares.

The summary of the Support Agreements contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to (i) the Support Agreement for directors and key employees of the Company (the “Insider Support Agreement”), a form of which is filed as Exhibit (e)(3), and which is incorporated herein by reference and (ii) the Support Agreement for certain of the Company’s stockholders and holders of Company Warrants (the “Key Company Stockholder Support Agreement”), a form of which is filed as Exhibit (e)(4), and which is incorporated herein by reference.

Confidentiality Agreements

The Company and Parent entered into a mutual confidentiality agreement, dated April 7, 2025 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the consideration of a possible negotiated transaction between the parties. The Confidentiality Agreement included a standstill provision for the benefit of the Company, which is no longer in effect due to the execution of the Merger Agreement. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement and Other Agreements —Confidentiality Agreement” is incorporated herein by reference.

Transition Services Agreements

The Company and Parent entered into a transition services agreement with each of Mr. D’Onofrio, Mr. Kowieski, and Dr. Carlson, pursuant to which each executive officer will provide certain transitional services to the Company and Parent following the Effective Time. For a summary of the transition services agreements, see the subsection below entitled “ — Arrangements with Current Executive Officers and Directors of the Company—Transition Payments under Transition Services Agreements with Executive Officers.”

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “ — Background of the Merger and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the time that the Merger Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of November 10, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 30,174 Shares, excluding Shares issuable upon exercise of outstanding Company Options which are further discussed in the subsection below entitled “ —Effect of the Offer and the Merger on Stock Awards—Generally”. If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent, then the directors and officers would receive collectively, an aggregate of $331,914 in cash, pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of November 10, 2025 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)
Executive Officers
Matthew J. D’Onofrio*	15,509	170,599
Mark Kowieski	11,815	129,965
Marilyn R. Carlson, D.M.D, M.D.	360	3,960
Non-Employee Directors
Cam L. Garner	2,330	25,630
Todd C. Brady, M.D., Ph.D.	27	297
Malcolm R. Hill, Pharm.D.	133	1,463
Vickie W. Reed	—	—
Benjamin Smeal	—	—
Kenneth J. Widder, M.D.	—	—
Greg Pyszczymuka	—	—

*	Mr. D’Onofrio is both a director and an executive officer.
(1)	Calculated based on (i) the number of owned Shares, multiplied by (ii) $11.00.

Effect of the Offer and the Merger on Stock Awards—Generally

Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each outstanding Company Option will be accelerated and become fully vested, and will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such Company Option.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “—Effect of the Offer and the Merger on Stock Awards—Generally.”

Table of Estimated Consideration for Executive Officer and Director Company Options

The following table sets forth (i) the number of Shares underlying the outstanding Company Options held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated Option Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of November 10, 2025. Solely for purposes of the table below, we have assumed that the Effective Time occurs on November 10, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between November 10, 2025 and the Effective Time.

Name	Number of Shares Subject to Company Options (#)	Cash Consideration for Company Options ($)(1)
Executive Officers
Matthew J. D’Onofrio *	134,840	830,033

Name	Number of Shares Subject to Company Options (#)	Cash Consideration for Company Options ($)(1)
Mark Kowieski	30,291	184,227
Marilyn R. Carlson, D.M.D, M.D.	28,291	171,127
Non-Employee Directors
Cam L. Garner	11,520	75,323
Todd C. Brady, M.D., Ph.D.	8,238	53,973
Malcolm R. Hill, Pharm.D.	8,269	54,207
Vickie W. Reed	8,333	54,627
Benjamin Smeal	6,958	40,514
Kenneth J. Widder, M.D.	8,207	53,800
Greg Pyszczymuka	6,988	42,198

*	Mr. D’Onofrio is both a director and an executive officer.
(1)

For purposes of this table, the estimated value of the Company Options equals the aggregate number of Shares underlying the Options multiplied by the amount, if any, by which the Offer Price ($11.00) exceeds the per share exercise price of the Company Options.

Treatment of the Company ESPP

The Company sponsors the Company ESPP, in which executive officers are eligible to have up to 20% of their eligible earnings withheld, subject to certain limitations, to purchase shares of common stock at the end of the applicable offering period pursuant to the ESPP. The purchase price for such Shares is the lesser of (i) 85% of the fair market value of a Share as of the applicable enrollment date and (ii) 85% of the fair market value of a Share as of the applicable purchase date. From and after the date of the Merger Agreement, (i) no individual who is not a participant in the offering period under the Company ESPP in effect on the date of the Merger Agreement (the “Final Offering Period”) may enroll in the Final Offering Period; (ii) no new offering period under the Company ESPP or other offering or purchase period will commence, and no existing offering period (including the Final Offering Period) will be extended, in each case, following the date of the Merger Agreement unless and until the Merger Agreement is terminated; and (iii) no new participants will be permitted to participate in the Company ESPP and existing participants may not increase their rate of contribution or payroll deductions from those in effect on the date of the Merger Agreement.

If the applicable purchase date with respect to the Final Offering Period would otherwise occur on or after the Effective Time, (i) the final purchase date under the Company ESPP will be such date as the Company determines in its sole discretion (provided that such date will be within 10 business days prior to the Effective Time (but no later than 3 days prior to the Effective Time)) (the “Final Exercise Date”), and (ii) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement. Subject to the consummation of the Merger, the Company ESPP shall terminate as of the Effective Time. As promptly as practicable following the purchase of Shares in accordance with the foregoing clauses (i) or (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase without the payment of interest thereon.

Termination of Company 401(k) Plan

The Company shall take all actions reasonably necessary to terminate the Evoke Pharma, Inc. Retirement Savings Plan (the “Company 401(k) Plan”) effective as of the date immediately prior to (and subject to the occurrence of) the Effective Time. The Company Board shall pass such resolutions and take all actions reasonably necessary pursuant to the terms of the Company 401(k) Plan (including, as the case may be, amending the Company 401(k) Plan or otherwise) to provide (i) no further contributions shall be made to the Company 401(k) Plan with respect to compensation earned after the termination effective date (to the extent permitted by the terms of the Company 401(k) Plan and applicable law); (ii) all accounts maintained under the Company 401(k) Plan to the extent not already vested shall become 100% vested on the termination effective date; (iii) for any changes required to bring the Company 401(k) Plan in compliance with current law; and (iv) that all account balances maintained under the Company 401(k) Plan shall be distributed to the Company 401(k) Plan participants as soon as administratively feasible after the termination effective date at such time as may be determined by the Company 401(k) Plan administrator and in accordance with the terms of the Company 401(k) Plan and applicable law, including the Internal Revenue Code of 1986, as amended, the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto, and any applicable regulations thereunder.

Termination of Non-Employee Director Compensation Policy.

As soon as practicable following the date of the Merger Agreement, the Company will take all actions reasonably necessary to (i) terminate the Evoke Pharma, Inc. Non-Employee Director Compensation Policy (the “Non-Employee Director Compensation Policy”), effective as of immediately prior to (and subject to the occurrence of) the Effective Time, (ii) make any outstanding payments or equity awards that may be owed or due under the terms of the Non-Employee Director Compensation Policy for any and all periods prior to the Effective Time, and (iii) provide that none of the non-employee members of the Company Board shall be entitled to any payments thereunder in connection with the consummation of the Offer, the Merger or the other transactions contemplated hereby (other than with respect to the acceleration and vesting of each outstanding Company Option held by such Company non-employee director, and the Option Consideration payable with respect thereto, in accordance with the Merger Agreement) or any other cash or equity awards following the Effective Time.

Employment Matters

The surviving corporation will cause the employment of each of Mr. D’Onofrio, Mr. Kowieski, and Dr. Carlson to be terminated effective immediately following the Effective Time in compliance with applicable laws. In connection with the Merger, the surviving corporation will pay to each executive officer, in cash, at the Effective Time, his or her accrued but unpaid base salary through the date of the Effective Time plus an amount equal to the accrued and unpaid vacation and paid-time-off (PTO) benefits as of such date. In connection with such terminations, Parent shall cause the surviving corporation to enter into a separation agreement and general release of claims at the Effective Time with each executive officer in the form attached to the employment agreements with each of the executive officers as in effect on the date hereof, and to pay the applicable severance amounts thereunder at such times and subject to such conditions as are specified in each respective separation agreement.

Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers

In connection with the execution of the Merger Agreement, the Company entered into amended and restated employment agreements with each of its executive officers, including Mr. D’Onofrio, Mr. Kowieski, and Dr. Carlson. Pursuant to the amended and restated employment agreements, if the Company terminates such officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer or his or her estate, as applicable, is entitled to the following payments and benefits: (i) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts to which he or she is entitled under any compensation plan or practice of the Company at the time of his or her termination; (ii) a lump sum cash payment equal to 9 months (12 months in the case of

Mr. D’Onofrio) of such executive officer’s monthly base salary as in effect immediately prior to the date of termination; and (iii) a lump sum cash payment equal to 9 months (12 months in the case of Mr. D’Onofrio) of the monthly premium the executive officer would be required to pay for continuation coverage pursuant to COBRA (or, in the case of Dr. Carlson, for healthcare coverage under Medicare, in an amount not to exceed $2,082 per month). In the event of such termination, Mr. D’Onofrio is also entitled to receive a lump sum cash payment equal to 12 months of his life insurance premiums, plus $15,000 for executive-level outplacement services.

If an executive officer is terminated without cause or resigns for good reason within 24 months following a change of control (as defined below), such executive officer is entitled to receive the following payments and benefits: (i) his or her fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts to which he or she is entitled under any compensation plan or practice of the Company at the time of his or her termination; (ii) a lump sum cash payment equal to 24 months of such executive officer’s monthly base salary as in effect immediately prior to the date of termination; (iii) a lump sum cash payment in an amount equal to 2 times his or her bonus for the year in which the termination occurs; (iv) if such termination occurs prior to the payment of the executive officer’s 2025 annual bonus, a lump sum cash payment equal to his or her target annual bonus for 2025; and (v) a lump sum cash payment equal to 24 months of the monthly premium the executive officer would be required to pay for continuation coverage pursuant to COBRA (or, in the case of Dr. Carlson, for healthcare coverage under Medicare, in an amount not to exceed $2,082 per month). In the event of such termination, Mr. D’Onofrio is also entitled to receive a lump sum cash payment equal to 12 months of his life insurance premiums, plus $15,000 for executive-level outplacement services.

In addition, the executive officers are entitled to accelerated vesting and exercisability of 100% of their outstanding stock awards if they are terminated without cause or resign for good reason within 3 months prior to or within 12 months following a change of control. Additionally, each executive officer’s stock awards will remain exercisable until the later of (i) 12 months following his or her termination, (ii) in the case of stock awards that become exercisable on the date of a change of control, 12 months after such change of control, or (iii) such longer period as may be specified in the stock award agreement (provided, however, that in no event will a stock award remain exercisable beyond the original outside expiration date).

Each executive officer’s eligibility to receive the cash severance and, if applicable, equity acceleration described above is subject to his or her execution and non-revocation of a general release of claims in favor of the Company and continued compliance with certain restrictive covenants.

For purposes of the employment agreements, “cause” generally means (i) the commission of an act of fraud, embezzlement or dishonesty by the executive officer that has a material adverse impact on the Company or any successor or affiliate thereof; (ii) a conviction of, or plea of “guilty” or “no contest” to, a felony by the executive officer; (iii) any unauthorized use or disclosure by the executive officer of confidential information or trade secrets of the Company or any successor or affiliate thereof that has a material adverse impact on any such entity; (iv) the executive officer’s gross negligence, insubordination or material violation of any duty of loyalty to the Company or any other material misconduct on the part of the executive officer; (v) the executive officer’s ongoing and repeated failure or refusal to perform or neglect of his or her duties as required by his or her employment agreement, which failure, refusal or neglect continues for 15 days following such executive officer’s receipt of written notice from the Company Board or, for Mr. Kowieski and Dr. Carlson, the Company’s chief executive officer, stating with specificity the nature of such failure, refusal or neglect; or (vi) the executive officer’s breach of any material provision of his or her employment agreement. Notwithstanding the foregoing, prior to the determination that “cause” has occurred, the Company must (A) provide to the executive officer in writing, in reasonable detail, the reasons for the determination that such “cause” exists, (B) other than with respect to clause (v) above, afford the executive officer a reasonable opportunity to remedy any such breach, (C) provide the executive officer an opportunity to be heard, and (D) make any decision that such “cause” exists in good faith.

For purposes of Mr. Kowieski’s and Dr. Carlson’s employment agreements, “good reason” generally means the occurrence of any of the following events or conditions without the executive officer’s written consent: (i) a material diminution in the executive officer’s authority, duties or responsibilities; (ii) a material diminution in the executive officer’s base compensation, except in connection with a general reduction in the compensation of the Company’s or any successor’s or affiliate’s personnel with similar status and responsibilities; (iii) the Company’s or any successor’s or affiliate’s requiring the executive officer (without his or her consent) to be based at any place outside a 50-mile radius of his or her place of employment as of the effective date of his or her amended and restated employment agreement, except for reasonably required travel on the Company’s or any successor’s or affiliate’s business that is not materially greater than such travel requirements prior such effective date; or (iv) any material breach by the Company or any successor or affiliate of its obligations to the executive officer under his or her employment agreement. Notwithstanding the foregoing, the executive officer must provide written notice to the Company of the occurrence of any of the foregoing events or conditions without the executive officer’s written consent within 90 days of the occurrence of such event. The Company or any successor or affiliate will have a period of 30 days to cure such event or condition after receipt of written notice of such event. Any voluntary resignation for “good reason” following such cure period must occur no later than 6 months following the initial occurrence of such event or condition.

For purposes of Mr. D’Onofrio’s employment agreement, “good reason” generally means the occurrence of any of the following events or conditions without his written consent and the failure of the Company or any successor or affiliate to cure such event or condition within 30 days after receipt of written notice from him: (i) a change in Mr. D’Onofrio’s status, position or responsibilities that, in his reasonable judgment, represents a substantial and material reduction in the status, position or responsibilities as in effect immediately prior thereto; the assignment to Mr. D’Onofrio of any duties or responsibilities that, in his reasonable judgment, are materially inconsistent with such status, position or responsibilities; or any removal of Mr. D’Onofrio from or failure to reappoint or reelect him to any of such positions, except in connection with the termination of his employment for cause, as a result of his permanent disability or death or by Mr. D’Onofrio other than for good reason; (ii) a material reduction in Mr. D’Onofrio’s annual base salary, except in connection with a general reduction in the compensation of the Company’s or any successor’s or affiliate’s personnel with similar status and responsibilities; (iii) the Company’s or any successor’s or affiliate’s requiring Mr. D’Onofrio (without his consent) to be based at any place outside a 50-mile radius of his place of employment as of his amended and restated employment agreement, except for reasonably required travel on the Company’s or any successor’s or affiliate’s business that is not materially greater than such travel requirements prior to such effective date; (iv) the Company’s or any successor’s or affiliate’s failure to provide Mr. D’Onofrio with compensation and benefits substantially equivalent (in terms of benefit levels and/or reward opportunities) to those provided for under each material employee benefit plan, program and practice as in effect immediately prior to such effective date; (v) any material breach by the Company or any successor or affiliate of its obligations to Mr. D’Onofrio under his employment agreement; (vi) any purported termination of Mr. D’Onofrio’s employment or service relationship for cause by the Company or any successor or affiliate that is not in accordance with the definition of cause set forth in his employment agreement; or (vii) a change of control.

For purposes of the amended and restated employment agreements, “change of control” generally means and includes:

•

the acquisition, directly or indirectly, by any “person” or “group” (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder) of “beneficial ownership” (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors (“voting securities”) of the Company that represent 50% or more of the combined voting power of the Company’s then outstanding voting securities, other than:

•	an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the

Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

•

an acquisition of voting securities by the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, or

•	an acquisition of voting securities pursuant to a transaction described below that would not be a change of control thereunder.

Notwithstanding the foregoing, the occurrence of any of the following events shall not constitute an “acquisition” by any person or group for purposes of this provision: an acquisition of the Company’s securities by the Company which causes the Company’s voting securities beneficially owned by a person or group to represent 50% or more of the combined voting power of the Company’s then outstanding voting securities; provided, however, that if a person or group shall become the beneficial owner of 50% or more of the combined voting power of the Company’s then outstanding voting securities by reason of share acquisitions by the Company as described above and shall, after such share acquisitions by the Company, become the beneficial owner of any additional voting securities of the Company, then such acquisition shall constitute a change of control; or

•

the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of a merger, consolidation, reorganization or business combination, a sale or other disposition of all or substantially all of the Company’s assets, or the acquisition of assets or stock of another entity, in each case, other than a transaction:

•

which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the successor entity) directly or indirectly, at least 50% of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction, and

•

after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of the combined voting power of the successor entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

•	the approval by the Company’s stockholders of a liquidation or dissolution of the Company.

Transition Payments under Transition Services Agreements with Executive Officers

In connection with the execution of the Merger Agreement, the Company entered into transition services agreements with each of its executive officers, including Mr. D’Onofrio, Mr. Kowieski and Dr. Carlson. Pursuant to the transition services agreements, on the day immediately following, and subject to the occurrence of, the Effective Time, each executive officer’s employment with the Company and any of its subsidiaries or affiliates will terminate, with such termination being treated as a termination other than for cause following a change of control (as such terms are defined above). Following such terminations, the Company shall retain the executive officers as consultants on the terms set forth in the transition services agreements and summarized below.

Pursuant to the transition services agreements, the executive officers shall provide certain transitional consulting services during the period (the “Transition Period”) commencing on the day following the Effective Time and ending on the earlier to occur of (i) the 6 month (or for Dr. Carlson, the 1 month) anniversary of the Effective Time (the “Original Expiration Date”) and (ii) the date on which the transition services agreement is terminated. Notwithstanding the foregoing, in the case of Dr. Carlson, the Company may elect to extend the Transition Period in 1 month increments upon notice to Dr. Carlson, for a maximum period of 6 months following the Effective Time. Each of the transition services agreements may be extended by mutual agreement of the Company and the executive officer.

In consideration of the transition services and subject to continued compliance with certain restrictive covenants, the Company shall pay Mr. D’Onofrio, Mr. Kowieski, and Dr. Carlson (for the transition services rendered and in their capacities as consultants) a monthly retainer in the amount of $50,000, $35,000 and $40,000, respectively. As further consideration and subject to (i) the executive officer’s execution and non-revocation of a general release of claims in favor of the Company, (ii) the absence of any event or circumstance giving rise to a right of the Company to terminate the executive officer’s transition services agreement (and their service to the Company in their respective capacities as consultants) and (iii) full and continuous compliance with certain restrictive covenants, and provided the Transition Period continues until the Original Expiration Date, Messrs. D’Onofrio and Kowieski will each receive (for the transition services rendered and in their capacities as consultants) a transition services bonus equal to $375,000 and $100,000, respectively.

The Company may only terminate the transition services agreements (and the executive officers’ service to the Company in their respective capacities as consultants) prior to the Original Expiration Date in the event of the executive officer’s: (i) material breach of the transition services agreement and failure to cure such breach within 5 days following receipt of written notice specifically identifying such breach; (ii) commission of an act of fraud, embezzlement or dishonesty that has a material adverse impact on the Company or that the Company reasonably determines is, or may reasonably expected to be, materially detrimental to the business, reputation or goodwill of any member of the Company or Parent; (iii) conviction of, or plea of “guilty” or “no contest” to, a felony; or (iv) fraud, willful misconduct, gross negligence or any other material misconduct that has a material adverse impact on the Company or that the Company reasonably determines is, or may reasonably expected to be, materially detrimental to the business, reputation or goodwill of any member of the Company or Parent. If the Transition Period has been extended beyond the Original Expiration Date, the Company may terminate the transition services agreement (and such executive officer’s service to the Company as a consultant) following the Original Expiration Date for any reason upon providing 10 days’ written notice to the executive officer. The executive officer may terminate the transition services agreement (and their service to the Company as a consultant) prior to the Original Expiration Date (or any extended expiration date) for any reason upon providing 30 days’ written notice to the Company, which notice period shall be reduced to 10 days in the event of the executive officer’s termination of the transition services agreement as a result of the Company’s material breach of the transition services agreement and failure to cure such breach.

Future Arrangements

It is possible that the executive officers will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of engagement as consultants or future employment, the right to receive equity or equity-based awards of Parent or other retention awards or transition payments. Except as otherwise described herein, as of the date of this Schedule 14D-9, no other compensation arrangements between such persons and Parent and/or its affiliates have been established.

Rule 14d-10(d) Matters

On November 3, 2025, in connection with signing the Merger Agreement, the compensation committee of the Company Board adopted resolutions approving each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company, in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfied the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an

“employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Charter provides that the Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The indemnification provisions contained in the Charter are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for the continuation of certain indemnification, exculpation, advancement of expenses and insurance rights in favor of indemnified persons. The Surviving Corporation has agreed to honor and fulfill in all respects the obligations of the Company under the indemnification, exculpation and expense advancement provisions in the Charter, bylaws or comparable organizational document of the Company, including indemnification agreements, in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall cause the certificates of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the indemnified persons than the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the indemnified persons except as required by applicable law or as provided in the Merger Agreement.

During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by the DGCL and other applicable laws, the Surviving Corporation shall indemnify and hold harmless each indemnified person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative incurred by such indemnified person in respect of any legal proceeding arising or indirectly out of, or pertains or relates directly or indirectly to, (i) any action or omission or alleged action or omission in such indemnified person’s capacity as director, officer or employee of the Company or by reason of (or the fact that such indemnified person is or was serving as) a director, officer or employee of the Company, to the extent that such alleged action or omission, occurred prior to or at the Effective Time, (ii) any of the transactions contemplated by the Merger Agreement or (iii) the enforcement of any of the rights of such indemnified person (or his or her heirs or legal representatives) under the Merger Agreement.

The Surviving Corporation is obligated to maintain directors’ and officers’ insurance and indemnification policies (collectively, “D&O Insurance”) with a claims period of six (6) years from the Effective Time, in each case with coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable than those contained in the Company’s D&O Insurance policies in effect as of the date of the Merger Agreement, in each case with respect to events occurring prior to the Effective Time; provided, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case, the Surviving Corporation shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Corporation shall maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time. For six (6) years after the Closing Date, Parent shall make available to the Surviving Corporation up to $500,000.00 to satisfy retention obligations applicable to the D&O Insurance tail policy; provided, however, that Parent’s aggregate liability and obligations is limited to $500,000.00.

Section 16 Matters

Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on November 3, 2025, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the Company’s stockholders, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any takeover provision that might otherwise apply to the transactions contemplated thereby.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A copy of the press release issued by the Company, dated November 4, 2025, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger and Reasons for the Company Board’s Recommendation

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Company Board, their representatives or other parties.

The management of the Company and the Company Board regularly review and assess the performance, future growth prospects, business plans and overall strategic direction of the Company. As part of this, the Company Board, together with Company management and with the assistance of its advisors, regularly reviews the Company’s standalone prospects, financing alternatives and explores potential strategic transactions, in each case with the goal of maximizing shareholder value.

The Company, with the assistance of its advisors, including Stifel, Nicolaus & Company, Incorporated (“Stifel”), the Company’s financial advisor, and Latham & Watkins LLP (“Latham”), the Company’s outside legal counsel has evaluated a number of potential strategic alternatives involving various counterparties, primarily focused on inbound interest in the Company over the years. This inbound interest included, from time to time, discussions with Parent, a manufacturer for pharmaceutical products (“Party A”) and a private pharmaceutical industry company (“Party B”).

On January 28, 2025, the Company convened a regular meeting of the Company Board and representatives Latham to review, among other matters, medical, regulatory and commercial updates, and the Company’s financial matters. Among other matters, the Company Board was updated on the Company’s recent strategic discussions with potential counterparties, including Party A. At this meeting, the Company Board expressed support for continuing discussions to explore a potential strategic transaction.

On February 24, 2025, the Company and Party A entered into a confidentiality agreement to facilitate discussions regarding a potential transaction, which included a standstill provision but did not restrict private requests to amend or waive it and, thereafter, Party A received evaluation material from the Company.

During March 2025, Company management engaged in discussions with Party A to further discuss a potential transaction between the Company and Party A, which included discussions regarding short-term and long-term strategies, diligence, structure considerations and commercial opportunity. In addition, in late March, Parent discussed its potential interest in a possible acquisition of the Company, among other topics discussed, and noted the recent earnings announcement by the Company.

On March 28, 2025, Party A submitted an initial non-binding indication of interest (“Party A’s First Proposal”) to acquire the Company for $8.17 per share in cash with no financing contingency, subject to a 60-day exclusivity period to advance diligence and negotiate a definitive agreement.

On April 4, 2025, the Company Board held a meeting, with representatives of Latham and Stifel in attendance, to review discussions to date with Party A and evaluate Party A’s First Proposal and consider Parent’s potential interest. The Company Board reviewed Party A’s offer terms, including the offer price in the context of the Company’s stock price trading history, and an illustrative financial analysis based on preliminary projections prepared by the Company. The Company Board discussed considerations in a strategic process, including current cash runway, deal certainty, speed to execution, and overall market volatility and dynamics. In addition, representatives of Latham reviewed the Company Board’s fiduciary duties under Delaware law in connection with considering acquisition proposals. Following the Company Board’s discussion, the Company Board directed representatives of Stifel to request an improved proposal from Party A and discussed parameters of a proposal that would be sufficient to allow for a short period of exclusivity and further negotiation with Party A.

In April 2025, representatives of Stifel, at the direction of the Company, reached out to Parent to renew the Initial Confidentiality Agreement. On April 7, 2025, with the Initial Confidentiality Agreement having expired, the Company and Parent entered into a second mutual confidentiality agreement (the “Second Parent Confidentiality Agreement”), which contained a standstill provision but did not restrict private requests to amend or waive it. Thereafter the parties engaged in preliminary discussions.

On April 10, 2025, Party A submitted a second non-binding indication of interest (“Party A’s Second Proposal”) to acquire the Company for $10.00 per share in cash with no financing contingency, subject to a 30-day exclusivity period that could be extended 15 days by mutual agreement to engage in final diligence and negotiate the definitive agreement.

On April 14, 2025, after review of Party A’s Second Proposal and the improved offer therein, the Company Board determined that it was advisable and in the best interest of the Company to approve the terms outlined in Party A’s Second Proposal, including the binding exclusivity period to negotiate and advance the proposal. On that same date, the Company agreed to the exclusivity period. Representatives of Stifel, as directed by Company management, provided Party A with access to the Company’s electronic data room and Party A began conducting due diligence.

On April 14, 2025, the Company’s discussions with Parent were ceased after the Company entered into exclusivity with Party A.

On April 22, 2025, representatives of Stifel, at the direction of the Company, sent a draft Merger Agreement, as prepared by Latham, to Party A’s counsel. From April 22, 2025 to August 14, 2025, representatives of Latham negotiated the terms of the draft Merger Agreement with Party A’s counsel based on the direction of the Company Board, and the Company and Party A continued diligence and held several calls among the parties and their advisors, which included intellectual property, regulatory, supply chain, and contract diligence discussions, among other things. As part of diligence, the parties discussed and prepared a potential letter agreement between the Company and Eversana, among other things, clarifying certain provisions in the Eversana CSA.

On May 13, 2025, the exclusivity between the Company and Party A was extended for the additional 15-day period, expiring May 28, 2025.

On May 21, 2025, the Company Board held a regularly scheduled meeting, attended by members of management and representatives of Latham and Stifel, during which, among other things, the Company Board discussed negotiations and the process and timeline with Party A.

On July 31, 2025, following the expiration of exclusivity between the Company and Party A, representatives of Stifel, at the direction of the Company, contacted representatives of Parent regarding a potential transaction.

On August 14, 2025, Party A submitted a revised proposal (“Party A’s Third Proposal”) to acquire the Company for $7.50 per share in cash at closing, plus contingent value rights (“CVRs”) of $2.00 per share in cash payable if Gimoti generated $25 million of net sales, and an additional $2.50 per share in cash payable if Gimoti generated $35 million of net sales, in each case in any twelve-month period before December 31, 2029. Party A’s Third Proposal also required further diligence and changes with respect to the Eversana CSA and the Eversana Loan Agreement, restructuring compensation arrangements with Company management and caps on certain deal related Company expenses. In addition, Party A’s Third Proposal requested a new 15-day exclusivity period that could be extended seven days by mutual agreement to engage in final diligence and finalization of the definitive agreement.

On August 15, 2025, a board member of the Company connected Stifel to Party B and the Company directed Stifel to enter into conversations with Party B to determine whether Party B had interest in a potential acquisition of the Company.

On August 19, 2025, the Company and Party B entered into a confidentiality agreement to facilitate discussions regarding a potential transaction which contained a standstill provision but did not restrict private requests to amend or waive it.

On August 21, 2025, senior management of the Company and Parent, together with representatives of Stifel, held a conference call to discuss the Eversana CSA.

On August 26, 2025, representatives of the Company’s management team and the Company Board, as well as representatives of Stifel, had a call with representatives of Party A, including its financial advisor, to perform due diligence on Party A with respect to Party A’s commercial capabilities with a view to understanding the likelihood of Company stockholders receiving the contingent consideration articulated in Party A’s Third Proposal.

On August 26, 2025, Parent submitted an initial non-binding indication of interest (the “First Parent Proposal”) to the Company through representatives of Stifel, offering to acquire 100% of the Company’s capital stock for $11.00 per share in cash.

On August 27, 2025, Company management and representatives of Stifel met to discuss the terms of the First Parent Proposal and the discussions with Parent to date. On August 29, 2025, at the direction of Company management, representatives of Stifel sent a draft Merger Agreement, as prepared by Latham, to Parent. The bid draft of the Merger Agreement proposed, among other things: (i) that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) limited conditions to Parent’s obligations to consummate the Offer and the Merger, and (iii) the ability for the Company to terminate the Merger Agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer.

On September 2, 2025, Parent sent a list of key legal issues raised by the bid draft of the Merger Agreement (the “Issues List”) to the Company through representatives of Stifel.

On September 3, 2025, the Company Board held a meeting, with representatives of Latham and Stifel in attendance, to evaluate Party A’s Third Proposal, as well as the First Parent Proposal, and the terms and contingencies contained therein, including the contingencies with respect to changes to the Eversana agreements and change of control considerations. The Company Board conducted a detailed comparison of terms and value between Party A’s Third Proposal and the First Parent Proposal, and discussed the status of diligence efforts and approach with the counterparties to maximize shareholder value and closing certainty. The Company Board also discussed other outreach activities conducted with two additional strategic parties, including Party B, and potential next steps with the parties. Following the Company Board’s discussion, the Company Board directed representatives of Stifel to request proposals with a price of $12.00 per share and other improvements with respect to closing certainty from both Party A and Parent.

On September 3, 2025, Party B submitted an initial non-binding indication of interest (“Party B’s Proposal”) to acquire the Company for a range of $8.00 - $12.00 per share in cash. At the direction of the Company Board, representatives of Stifel contacted representatives of Party B on September 4, 2025 to provide the Company Board’s request for proposals at $12.00 per share.

On September 4, 2025, representatives of Stifel, as directed by Company management, provided Parent with access to the Company’s electronic data room and Parent began conducting further due diligence. On that same day, representatives of Stifel, as directed by the Company Board, contacted representatives of Parent to provide the Company Board’s request for proposals at $12.00 per share.

On September 4, 2025, representatives of Latham sent comments to the Issues List through Stifel to Parent.

On September 4, 2025, representatives of Stifel, as directed by the Company Board, contacted representatives of Party A and spoke on September 5, 2025 to provide the Company Board’s feedback with respect to Party A’s Third Proposal, including a request for proposals at $12.00 per share. Subsequently, on September 10, 2025, Party A representatives stated that they were not interested in pursuing a potential strategic transaction with the Company.

On September 5, 2025, senior management of Parent and representatives of Stifel held a business diligence call to discuss the capitalization of the Company, at the direction of the Company.

On September 8, 2025, senior management of the Company and Parent and representatives of Stifel held a business diligence call to discuss the Company’s supply chain and regulatory and quality matters.

On September 8, 2025, representatives of Stifel, as directed by Company management, provided Party B with access to the Company’s electronic data room and Party B began conducting due diligence. On that same date, Stifel, at the direction of Company management, sent a draft Merger Agreement, as prepared by Latham, to Party B.

On September 9, 2025, senior management of the Company and Parent held a business diligence call to discuss Eversana’s commercialization obligations and its cost impacts. On the same date, senior management of the Company and Parent and representatives of Stifel and Parent’s outside antitrust counsel conducted a conference call to discuss the Company’s post-marketing commitments.

On September 10, 2025, management of the Company and Parent and representatives of Hill, Ward & Henderson, P.A., Parent’s outside counsel (“HWH”), and Latham held a conference call to discuss the Company’s legal and business relationship with Eversana (the “Eversana Matters”), including the history of the relationship, plans for the future of the relationship, terms of the Company’s agreements with Eversana, including the Eversana CSA, and obligations upon a change of control of the Company.

On September 12, 2025, Parent sent a preliminary draft of a letter of intent (the “Second Parent Proposal”) to the Company through representatives of Stifel. The preliminary draft proposed a purchase price of $12.00 per share of the Company, an exclusivity period, and a $1.5 million termination fee payable by the Company in certain circumstances. On the same date, Parent sent comments to the Issues List to the Company through representatives of Stifel.

On September 12, 2025, the Company Board held a meeting, with representatives of Latham and Stifel in attendance, to review discussions to date with Parent and evaluate the Second Parent Proposal. The Company Board reviewed the offer terms provided by Parent and Party B and the fact that Party A had stated that it was not interested in moving forward with a potential transaction. The Company Board discussed considerations in a strategic process, including current cash runway, deal certainty, speed to execution, and overall market volatility and dynamics. In addition, representatives of Latham reviewed the Company Board’s fiduciary duties under Delaware law in connection with considering acquisition proposals. Following the Company Board’s discussion, the Company Board directed representatives of Stifel to request an improved proposal from Parent and discussed parameters of a proposal that would be sufficient to allow for a short period of exclusivity and further negotiation with Parent.

On September 16, 2025, senior management of the Company and Parent and representatives of Stifel, Latham and HWH held a conference call to discuss various aspects of Second Parent Proposal, including the expected operating cash balance upon closing of the Merger, operational restrictions or conditions on cash management during the interim period, the treatment of securities exercisable for Shares of the Company, and employee transition and severance.

On September 18, 2025, Party B representatives declined to pursue a potential strategic transaction with the Company further due to pricing constraints.

On September 19, 2025, representatives of Latham and HWH conducted a conference call to further discuss the treatment of securities exercisable for Shares of the Company.

On September 22, 2025, senior management of the Company and Parent and representatives of Stifel held a conference call to discuss the budget of the Company.

On September 30, 2025, the Company sent a revised draft of Second Parent Proposal, Issues List and officer severance proposal to Parent through representatives of Stifel.

On October 1, 2025, Parent sent a revised letter of intent (the “Third Parent Proposal”), Issues List, and officer severance proposal to the Company through representatives of Stifel. The Third Parent Proposal proposed a purchase price of $11.00 per share after Parent’s preliminary diligence on the effect of expenses triggered by the transaction, such as the costs of terminating the Company Warrants and Company Options and severance obligations.

On October 2, 2025, the Company Board held a meeting, with representatives of Latham and Stifel in attendance, to evaluate the Third Parent Proposal and unanimously authorized management to move forward with exclusivity and to negotiate definitive documentation with Parent based on the updated proposal terms and price.

On October 2, 2025, the Company and Parent executed the Third Parent Proposal, which included a proposal to acquire 100% of the Company’s capital stock for $11.00 per share of the Company and provided for an initial 15-day exclusivity period, with two automatic extensions of 15 days and ten days, respectively, provided certain conditions were met. The Parent LOI also provided for payment of a $1.5 million termination fee by the Company in certain circumstances.

On October 7, 2025, representatives of HWH sent a revised bid draft of the Merger Agreement to representatives of Latham, which requested, among other things: (i) that Support Agreements be executed with directors, officers and certain equity holders of the Company and that transition services agreements (“Transition Services Agreements”) be executed with the Company’s officers, all concurrently with the execution of the Merger Agreement, (ii) limiting enrollment in and shortening the exercise period under the Company’s ESPP (as defined below), (iii) clarifying treatment of securities exercisable for Company Shares, (iv) adding representations, interim operating covenants and Offer Conditions (as defined below), and (v) revising the circumstances under which the Merger Agreement may be terminated and the termination fee is payable by the Company.

On October 13, 2025, representatives of Latham sent a revised draft of the Merger Agreement to representatives of HWH, which reflected certain changes, including, among other things: (i) adding representations and warranties relating to Parent’s financial condition, (ii) extending the enrollment period under the ESPP, (iii) providing for the execution of a letter agreement with Eversana (the “Eversana Letter Agreement”) prior to execution of the Merger Agreement, (iv) clarifying the Company’s rights with respect to superior offers, (v) requiring that Parent enter into separation agreements with the Company’s officers, (vi) limiting the Company’s interim operating covenants and removing certain Offer Conditions, and (vii) limiting the circumstances under which a termination fee would be payable by the Company.

On October 15, 2025, representatives of HWH sent a form of Support Agreement to representatives of Latham.

On October 17, 2025, representatives of HWH sent a revised draft of the Merger Agreement to representatives of Latham, which reflected certain changes, including, among other things: (i) reverting to more restrictive interim operating covenants and Offer Conditions with respect to Eversana Matters and adding related termination rights, (ii) expanding the circumstances under which a termination fee would be payable by the Company, and (iii) expanding interim operating covenants with respect to the ESPP.

On October 20, 2025, representatives of Latham sent a revised draft of the form of Support Agreement to representatives of HWH.

On October 21, 2025, senior management of the Company and Parent and representatives of Stifel, Latham and HWH held a conference call to discuss open issues in the Merger Agreement, including the treatment of fraud and breaches of representations and warranties, the scope of representations and warranties, employee matters, director and officer insurance and indemnification post-closing, and termination provisions.

On October 23, 2025, representatives of Latham sent a revised draft of the Merger Agreement to representatives of HWH, which reflected certain changes, including, among other things: (i) limiting the Company’s interim operating covenants, (ii) removing the termination right and Offer Condition with respect to the Eversana Matters, and (iii) requiring that the terms and conditions of the contemplated separation agreements match those set forth in the officers’ respective employment agreements.

On October 24, 2025, senior management of the Company and Parent held a business diligence call to discuss the Eversana Matters.

On October 26, 2025, representatives of HWH sent a revised draft of the form of Support Agreement to representatives of Latham.

On October 27, 2025, senior management of the Company and Parent met with personnel from Eversana in Arizona to obtain answers to high-level questions about the commercialization relationship with the Company. On the same date, representatives of Latham sent initial drafts of the amendments to the employment agreements for the Company’s officers (the “EEAs”) and a revised draft of the form of Support Agreement to representatives of HWH.

On October 28, 2025, representatives of HWH sent a revised draft of the Merger Agreement to representatives of Latham, which among other things (i) proposed a more limited set of interim operating covenants, termination rights, and Offer Conditions with respect to the Eversana Matters, and (ii) added covenants with respect to the Company’s employee and director benefits.

On October 29, 2025, representatives of HWH sent revised drafts of the EEAs and Support Agreement to representatives of Latham. On the same date, the Company and Eversana entered into the Eversana Letter Agreement, which provides, among other things, for payment by the Company to Eversana of $1.0 million of outstanding Cumulative Deferred Costs (as defined in the Eversana CSA) and the outstanding principal and interest owed by the Company under its Loan Agreement with Eversana, each, following a change of control of the Company or expiration of the Eversana CSA, and amends certain commercial terms relating to Eversana’s commercialization obligations. On the same date, Parent’s senior management and representatives of Eversana held a conference call to confirm Eversana’s understanding of the Eversana Letter Agreement.

On October 30, 2025, representatives of Latham and HWH conducted a conference call to discuss (i) severance payments and post-closing consulting payment mechanics as reflected in the Transition Services Agreements and EEAs, and (ii) open issues in the Merger Agreement, which related to the Eversana Matters, interim operating covenants, the scope of representations and warranties, and insurance matters.

On October 31, 2025, representatives of Latham and HWH conducted a conference call to discuss benefits and the tax mechanics in the Transition Services Agreements and EEAs. Following the call, Latham sent revised drafts of the Transition Services Agreements and EEAs to HWH. On the same date, HWH sent revised drafts of the form of Support Agreement to Latham and to counsel of the shareholders proposed to be party to such agreement. Also on the same date, Latham sent a revised draft of the Merger Agreement, which reflected certain changes, including, among other things, limiting the interim operating covenants and eliminating the Offer Condition relating to the Eversana Matters in light of the meeting on October 27, 2025 between senior management of Parent and representatives of Eversana.

On November 1, 2025 and November 2, 2025, representatives of Latham and HWH traded near-final drafts of the Merger Agreement. On November 2, 2025, the Support Agreements were finalized. On the same date, representatives of HWH sent revised drafts of the Transition Services Agreements and EEAs to representatives of Latham.

On November 3, 2025, the Company Board held a meeting at which Company management and representatives of each of Stifel and Latham were present, to review the terms of the Merger Agreement, Tender and Support Agreements, Transition Services Agreements and the amended and restated Employment Agreements and determine whether to approve the Company’s entry into the Merger Agreement with Parent. Representatives of Latham reviewed with the Company Board its fiduciary duties in connection with entry into the Merger Agreement, and the terms of the Merger Agreement. Following the presentation by representatives of Latham, representatives of Stifel reviewed with the Company Board Stifel’s financial analysis of the Transaction Consideration (as defined in Stifel’s written opinion), and Stifel rendered to the Company Board its oral opinion, which Stifel subsequently confirmed in a written opinion dated as of November 3, 2025, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Stifel’s written opinion, the Transaction Consideration (as defined therein) to be received by the holders of Shares, other than Excluded Shares (as defined therein), in the Transaction was fair, from a financial point of view, to such holders. For a detailed discussion of each of Stifel’s opinion, please see below under the caption “—Opinion of the Company’s Financial Advisor.” The Company Board then discussed various considerations, including the advantages and disadvantages of the proposed transaction with Parent (for additional detail, see “Reasons for Recommendation”), and a discussion ensued. After considering, among other things the strategic review process, the proposed terms of the Merger Agreement, the Opinion of Stifel, Company management’s recommendation in favor of the transaction and the other matters discussed, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL, and approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time, and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Following the meeting of the Company Board, on November 3, 2025, the Support Agreements were executed, and the Transition Services Agreements, EEAs, and Merger Agreement were finalized and executed.

The next morning, November 4, 2025, before the stock market opened in the United States, the Company filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement, and Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and Stifel and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements.

•

Highest Value Reasonably Obtainable. The Company Board considered the then-current and historical market prices of the Company’s common stock and believed that the all-cash offer price of $11.00 per share was the highest value reasonably obtainable for the Company’s stockholders, based on the progress and outcome of the Company’s negotiations with Parent and the fact that other parties contacted with respect to a potential acquisition did not ultimately submit proposals at higher valuations. The Company Board concluded that the offer price compares favorably to the likely value available to stockholders if the Company were to remain independent or pursue other strategic alternatives.

•

Review of Strategic Alternatives and Process Conducted. The Company Board considered the extensive process conducted by the Company, with the assistance of Stifel, including outreach and engagement with Party A, Party B and Parent, the execution of a letter of intent with Party A and related exclusivity and diligence, Party A’s subsequent decision to decline to proceed, and Parent’s engagement culminating in the negotiation and execution of a definitive agreement, which together demonstrated a competitive dynamic and validated the relative attractiveness and certainty of Parent’s proposal.

•

Certainty of Upfront Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will be paid in cash, which will provide immediate liquidity and greater certainty of value as compared to the Company remaining an independent company and pursuing its current business and financial plans, which would introduce various risks, including access to and cost of capital, regulatory and continued commercialization risks.

•

Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all outstanding shares followed by a Merger under Section 251(h) of the DGCL, with limited conditions to closing, which is expected to allow stockholders to receive the offer price in a relatively short timeframe and reduce uncertainty during the pendency of the transaction.

•

Resources of Parent. The Company Board considered Parent’s management and financial resources, and Parent’s ability to consummate the transaction, including the absence of a financing condition in the Merger Agreement and Parent’s representations of sufficient funds to pay the aggregate offer price, the merger consideration and consummate the closing.

•

Opinion of Stifel. The Company Board considered Stifel’s opinion, rendered to the Company Board on November 3, 2025 and subsequently confirmed in writing, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Stifel’s written opinion, the Transaction Consideration (as defined in Stifel’s written opinion) to be received by the holders of the Company’s common stock, other than Excluded Shares as defined in Stifel’s written opinion, in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

•

Opportunity to Receive Unsolicited Alternative Proposals and to Terminate for a Superior Proposal Under Certain Circumstances. Under certain circumstances, the Company Board may, consistent with its fiduciary duties and subject to specified procedures and payment of a termination fee, withdraw or change its recommendation, or terminate the Merger Agreement to enter into a definitive agreement with respect to an unsolicited Superior Proposal. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Parent’s and Merger Sub’s obligations to accept for payment and pay for shares validly tendered and to complete the Merger, including the parties’ election to effect the Merger under Section 251(h) of the DGCL.

•

Enforcement; No Financing Condition. The Company Board considered the Company’s ability to obtain specific performance to cause Parent and Merger Sub to fund the Offer and consummate the Merger, and the fact that the transaction is not contingent upon any third-party financing and that Parent and Merger Sub have sufficient funds to pay the consideration.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•

Stockholder Participation in Future Growth or Earnings. The nature of the Offer, the Merger and the offer price means that the Company’s stockholders will not participate in the Company’s future earnings or growth following the Merger.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the potential adverse effects if the transactions are not consummated, including significant time, effort and costs, possible adverse effects on business relationships, and potential adverse effects on the trading price of the Company’s common stock and market perceptions of the Company’s prospects.

•

Interim Restrictions on Business Pending Completion. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, which may affect the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes some of the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the tender offer, the merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the tender offer and the merger to the Company’s stockholders outweighed the risks or potential negative consequences.

In light of the factors described above, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of the Company and its stockholders, and resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender their shares to Merger Sub pursuant to the Offer.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to, among other reasons, the unpredictability and uncertainty of the underlying assumptions and estimates. However, in connection with discussions regarding the proposed Offer and Merger, Company management prepared certain unaudited prospective financial information included below (the “Financial Projections”). The Financial Projections were provided by the management of the Company to the Company Board in connection with its evaluation of the Offer and the Merger, and were approved by the Company Board for use by Stifel in its financial analyses underlying Stifel’s opinion described under the heading “—Opinion of the Company’s Financial Advisor.” The Financial Projections were based on certain assumptions about the future financial performance of the Company’s FDA-approved product, Gimoti® (metoclopramide nasal spray) as described below.

To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement, we have included the Financial Projections below. The Financial Projections were developed by Company management prior to the execution of the Merger Agreement assuming continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Financial Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability. The Financial Projections include non-GAAP financial measures, including the estimates of Earnings Before Interest Expenses and Taxes (“EBIT”) and Unlevered Free Cash Flow included in the Financial Projections. Company management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Company Board in connection with its review of the Offer or the Merger or by Stifel in connection with its financial analysis of the Transaction Consideration. Accordingly, the Company has not provided any such reconciliations.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, Stifel, Parent, Merger Sub, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Company, Stifel, Parent, Merger Sub, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. The Financial Projections may also differ from published analyst estimates and forecasts. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the

Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as assumptions as to the continued commercialization of Gimoti, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the November 4, 2025 announcement of the transactions contemplated by the Merger Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and should not be viewed as accurate or continuing in that context. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by the Company, Stifel or any of their respective affiliates with respect to such Financial Projections or that the Financial Projections included are viewed by the Company, Stifel or any of their respective affiliates as material information regarding the Company. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

Various judgments and assumptions were made when preparing the Financial Projections, including, among others: (1) the assumption that the commercial services agreement with Eversana will continue through the end of its term, (2) the assumption that the Company will continue to commercialize on its own following expiration of the Eversana contract, (3) assumptions with respect to key patents and new patent issuances, (4) assumptions with respect to net sales of Gimoti, tax rates, depreciation and amortization, capital expenditure, change in net working capital, debt repayment and perpetuity growth rate and (5) assumptions with respect to other corporate and general and administrative expenses of the Company generally.

	Fiscal Year Ended December 31,
(in $ millions)	2025		2026	2027	2028	2029	2030	2031
Total Revenue	$16.0		$22.4	$29.1	$35.0	$40.2	$43.2	$44.5
Gross Profit	$15.6		$21.6	$28.1	$33.7	$38.8	$41.7	$43.0
EBIT(1)	$(4.9)		$(4.5)	$0.8	$5.2	$9.0	$10.6	$10.5
Unlevered Free Cash Flow(2)	$(1.0	)(3)	$(5.1)	$0.1	$4.4	$8.0	$7.8	$7.6

	Fiscal Year Ended December 31,
(in $ millions)	2032	2033	2034	2035	2036	2037	2038	2039
Total Revenue	$45.9	$47.2	$48.7	$50.1	$51.6	$53.2	$47.9	$23.9
Gross Profit	$44.3	$45.6	$47.0	$48.4	$49.8	$51.3	$46.2	$23.1
EBIT(1)	$10.3	$10.1	$9.9	$9.6	$9.3	$8.9	$19.8	$13.3
Unlevered Free Cash Flow(2)	$7.5	$7.3	$7.1	$6.9	$6.7	$6.5	$15.2	$12.3

(1)

“EBIT” means earnings before interest and taxes, and refers to Gross Profit less operating expenses, including research and development, sales and marketing, general and administrative expenses, and depreciation and amortization.

(2)

At the direction of Company management, Stifel calculated “Unlevered Free Cash Flow.” “Unlevered Free Cash Flow” means EBIT less income tax expense (if profitable and including the impact of NOL usage), plus depreciation and amortization, less capital expenditures, less increases in working capital, in each case as provided by Company management.
(3)	Calculation for the fourth quarter of 2025 only.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

Opinion of the Company’s Financial Advisor

In connection with the Transaction, Evoke retained Stifel to provide it with financial advisory services. As part of that engagement, the Company Board requested Stifel’s opinion, as investment bankers, as to the fairness, from a financial point of view, of the Transaction Consideration to be received by holders of Shares, other than the Excluded Shares. At a meeting of the Company Board held on November 3, 2025, Stifel delivered to the Company Board (in its capacity as such) its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated November 3, 2025 (the “Opinion”), that, as of that date and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the Transaction Consideration to be received by holders of Shares, other than Excluded Shares, in the Transaction pursuant to the Merger Agreement was fair to such holders, from a financial point of view.

In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the healthcare sector and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales, and distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

The full text of the Opinion that Stifel delivered to the Company Board is attached to this Schedule 14D-9 as Annex I and is incorporated into this document by reference. The summary of the Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Stockholders of the Company are urged to read the Opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and limits of the review undertaken by Stifel in connection with the Opinion.

The Opinion was for the information of, and directed to, the Company Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Transaction. The Opinion did not constitute a recommendation to the Company Board as to how it should vote or otherwise act on the Offer or the Transaction or any other matter or to any stockholder of the Company as to how any such stockholder should act with respect to the Offer or the Transaction or any other matter, including, without limitation, whether or not to accept the Offer or how to vote at any stockholders’ meeting at which the Transaction or any other matter is considered, or whether or not to enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such stockholder. In addition, the Opinion did not compare the relative merits of the Transaction with any other alternative transactions or business strategies that may have been available to the Company and did not address the underlying business decision of the Company Board or the Company to proceed with or effect the Transaction.

In connection with the Opinion, Stifel, among other things:

•	reviewed and discussed with Evoke management the financial terms of a draft dated November 2, 2025 of the Merger Agreement and related matters;

•	reviewed certain publicly available financial and other information for Evoke, including Evoke’s Annual Reports on Form 10-K for the two years ending December 31, 2024 and subsequent Quarterly

Reports on Form 10-Q, and certain other relevant financial and operating data of Evoke furnished to Stifel by the management of Evoke, and utilized per the instruction of Evoke;

•

reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning Evoke, as prepared by Evoke’s management, including projections for Evoke provided by Evoke’s management (the “Evoke Projections”), and utilized per instruction of Evoke;

•	discussed with certain members of the management of Evoke the historical and current business operations, financial condition and prospects of Evoke and such other matters as Stifel deemed relevant;

•

reviewed and analyzed certain operating results for Evoke as compared to the operating results and the reported price and trading histories of certain publicly traded companies that Stifel deemed relevant;

•	reviewed and analyzed certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations that Stifel deemed relevant;

•	reviewed and analyzed, based on Evoke’s Projections, the cash flows generated by Evoke on a stand-alone basis to determine the present value of those discounted cash flows;

•	considered, for illustrative purposes only, the 52-week trading range of Shares;

•	considered, for illustrative purposes only, the premia paid in transactions of similar size as Evoke within the industry in which Evoke operates;

•

considered the results of Evoke’s efforts and Stifel’s efforts, at the direction of Evoke, to explore certain strategic alternatives involving and to solicit indications of interest from selected third parties with respect to a transaction involving Evoke; and

•

reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed relevant for the purposes of its Opinion. In addition, Stifel took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its general knowledge of the industry in which Evoke operates.

In conducting its review and rendering the Opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of Evoke or any other person, or that was otherwise reviewed by Stifel, and has not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to Stifel by Evoke (including, without limitation, the Evoke Projections), Stifel assumed, at the direction of Evoke, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Evoke as to the future operating and financial performance of Evoke and that they provided a reasonable basis upon which Stifel could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted and projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information. Stifel relied on this forecasted or projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expressed no opinion as to the Evoke Projections or any other estimates, forecasts or projections or the assumptions on which they were made.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Evoke since the date of the last financial statements made available to Stifel. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of Evoke’s assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel assumed, with Evoke’s consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, Stifel assumed that the definitive Merger Agreement will not differ materially from the draft Stifel reviewed. Stifel also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement and by Evoke management, without any waiver of material terms or conditions by Evoke or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on Evoke or the Transaction. Stifel assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that Evoke has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Evoke, the Transaction and the Merger Agreement.

The Opinion is limited to whether, as of the date of the Opinion, the Transaction Consideration was fair to the holders of Shares, other than Excluded Shares, from a financial point of view, and does not address, and Stifel expressed no view or opinion as to, any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on Evoke, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise, including, without limitation, that certain Eversana Letter Agreement, dated October 29, 2025, by and between Evoke and Eversana. The Opinion also does not address, and Stifel expressed no view or opinion as to: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or Evoke; (ii) the legal, financial reporting, tax or accounting consequences of the Transaction; (iii) the fairness of the amount or nature of any compensation to any of Evoke’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of Evoke’s securities or otherwise; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Evoke other than Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Merger Sub or Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of Shares; (vi) any advice or opinions provided by any other advisor to Evoke; or (vii) the treatment of, or effect of the Transaction on, Company Options or Company Warrants. Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which Evoke’s securities will trade following public announcement or consummation of the Transaction.

The Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to Stifel by or on behalf of Evoke or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. It is understood that subsequent developments may affect the conclusion reached in the Opinion and that Stifel does not have any obligation to update, revise or reaffirm the Opinion. Stifel expressed no opinion or view as to any potential effects of volatility in the credit, financial or stock markets on Evoke or the Transaction. The Opinion was for the information of, and directed to, the Company Board (in its capacity as such) for its information and assistance in connection with its consideration of the financial terms of the Transaction. The Opinion does not constitute a recommendation to the Company Board as to how the Company Board should vote on the Transaction or any other matter or to any shareholder of Evoke as to whether or not to accept the Offer or how any such shareholder should vote at any shareholders’ meeting at which the Transaction or any other matter is considered, or whether or not any shareholder of Evoke should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to Evoke and does not address the underlying business decision of the Board or Evoke to proceed with or effect the Transaction.

Stifel is not a legal, tax, regulatory or bankruptcy advisor. Stifel did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. The Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Evoke or any other person.

Stifel’s Fairness Opinion Committee has approved the issuance of the Opinion.

Summary of Material Financial Analyses

The following is a brief summary of the material financial analyses performed by Stifel in connection with the Opinion and presented by Stifel to the Company Board. In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching the Opinion. This summary of financial analyses alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. The summary text describing each financial analysis does not constitute a complete description of Stifel’s financial analysis, including the methodologies and assumptions underlying the analysis, and if viewed in isolation could create a misleading or incomplete view of the financial analysis performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to the analyses performed by it in connection with the Opinion. Rather, Stifel made its determination as to the fairness, from a financial point of view, to holders of Shares, other than Excluded Shares, of the Transaction Consideration to be received by holders of such shares in the Transaction pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent based on market data, was based on market data as it existed on or before October 31, 2025, and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

Selected Publicly Traded Companies Analysis

Stifel reviewed certain publicly available financial information for five publicly traded specialty pharmaceutical companies that Stifel believed to be relevant for Evoke. The selected publicly traded companies used in Stifel’s analysis of Evoke were:

•	Assertio Holdings, Inc.

•	Aytu BioPharma, Inc.

•	Heron Therapeutics Incorporated

•	Medexus Pharmaceuticals Inc.

•	Orexo AB

For each of the selected publicly traded companies, Stifel calculated an enterprise value (calculated as equity value based on the selected publicly traded company’s closing stock price on October 31, 2025, plus total debt less cash and equivalents, as obtained from publicly available sources). Stifel then calculated the implied projected revenue multiples for each of these companies (calculated as enterprise value divided by projected revenue for each of last twelve months (“LTM”), 2025E, 2026E and 2027E, as obtained from publicly available sources). The median and mean multiples for the selected publicly traded companies implied by this analysis are set forth in the following table:

Enterprise Value / Revenue Multiple
	LTM	2025E	2026E	2027E
Mean	1.29x	1.28x	1.21x	1.04x
Median	0.85x	0.87x	0.78x	0.67x

Stifel then applied these revenue multiples to the corresponding annual Evoke projected revenue statistics for LTM, 2025E, 2026E and 2027E (as provided in the Evoke Projections, and calculated by multiplying each statistic by the corresponding median and mean revenue multiples of the selected publicly traded companies) to determine a range of implied enterprise values for Evoke. Based on these implied enterprise value ranges, Stifel calculated a range of implied equity values per Share based on Evoke’s diluted share count as of October 31, 2025, as provided by Evoke management. This analysis resulted in an implied equity value range of approximately $4.50 to $10.90 per Share.

No company utilized in the selected publicly traded companies analysis is identical to Evoke. Stifel chose the selected publicly traded companies on the basis of various factors, including the size of the companies, the similarity of the lines of business and the similarity of the financial profiles, although no company is identical to Evoke. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

Selected Precedent Transactions Analysis

Stifel reviewed certain publicly available information for 12 business combinations announced subsequent to January 1, 2018, involving specialty pharmaceutical companies that Stifel believed to be relevant for Evoke. The selected precedent transactions are set forth in the table below:

Date	Target	Acquiror
07/02/25	Theratechnologies Inc.	Future Pak, LLC
03/19/25	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.
06/24/24	Alimera Sciences Inc.	ANI Pharmaceuticals, Inc
12/04/22	Certain Assets of TherapeuticsMD, Inc.	Mayne Pharma Group Limited
07/11/22	La Jolla Pharmaceutical Company	Innoviva, Inc.
11/22/21	Saol Therapeutics’ Portfolio of Four Commercial Products	Kamada Ltd.
12/10/20	Neos Therapeutics, Inc.	Aytu BioScience, Inc.
04/28/20	CNS Portfolio of U.S. WorldMeds	Supernus Pharmaceuticals, Inc.
03/16/20	Zyla Life Sciences	Assertio Holdings, Inc.
02/19/19	Substantially all Assets of Pernix Therapeutics Holdings, Inc.	Highbridge Capital Management, LLC
01/17/19	Spectrum Pharmaceuticals Inc.’s Marketed Portfolio	Acrotech Biopharma LLC
04/23/18	Substantially all of the Assets of Orexigen Therapeutics, Inc.	Nalpropion Pharmaceuticals, Inc.

For each of the selected precedent transactions, Stifel calculated implied projected revenue multiples (calculated as enterprise value implied by the selected precedent transaction for the target company, excluding any contingent value right component, divided by the target company’s projected revenue for each of LTM, the transaction year (“TY”), TY+1 and TY+2, as obtained from publicly available sources). The median and mean revenue multiples for the selected precedent transactions implied by this analysis are set forth in the following table:

Enterprise Value / Revenue Multiple
	LTM	TY	TY+1	TY+2
Mean	1.89x	1.83x	1.64x	1.45x
Median	1.76x	1.75x	1.37x	1.37x

Stifel then applied these revenue multiples to the relevant annual Evoke projected revenue statistics for LTM, 2025E, 2026E and 2027E (as provided in the Evoke Projections, and calculated by multiplying each statistic by the corresponding median and mean revenue multiples of the selected precedent transactions) to determine a range of implied enterprise values for Evoke. Based on these implied enterprise value ranges, Stifel calculated a range of implied equity values per Share based on Evoke’s diluted share count as of October 31, 2025, as provided by Evoke management. This analysis resulted in an implied equity value range of approximately $9.15 to $14.72 per Share.

No transaction used in the selected precedent transactions analysis is identical to the Transaction and no company is identical to Evoke. Stifel chose the selected precedent transactions on the basis of various factors. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies involved in the selected precedent transactions and other factors.

Discounted Cash Flow Analysis

Stifel used the Evoke Projections for the fourth quarter of 2025E through calendar year 2039E to perform a discounted cash flow analysis of Evoke. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the present value of estimated future unlevered cash flows of the asset or set of assets.

Stifel calculated the terminal value of Evoke’s projected unlevered free cash flow by applying a range of perpetuity growth rates of (80.0%) to (90.0%), as provided by and instructed by Evoke management, to Evoke’s projected calendar year 2039E unlevered free cash flow. Stifel then discounted the projected cash flows and terminal value to present values using discount rates ranging from 17.0% to 19.0%, based on a weighted average cost of capital analysis for Evoke and Stifel’s judgment.

This analysis yielded a range of implied enterprise values for Evoke from which Stifel calculated a range of implied equity values per Share based on Evoke’s diluted share count as of October 31, 2025, as provided by Evoke management. This analysis resulted in an implied equity value range of approximately $7.09 to $8.22 per Share.

Other Information

For the information of the Company Board, Stifel observed certain additional factors that were not considered part of its financial analyses but were noted for illustrative purposes.

Premia Analysis

For illustrative purposes only, Stifel reviewed the premia paid for acquisitions of seven selected publicly traded life sciences companies that were acquired for cash with a marketed product and upfront equity values at the time of announcement between $20 million and $300 million announced subsequent to January 1, 2018. For each reviewed transaction, Stifel calculated the percentage by which the per share consideration paid (excluding any contingent value right component) exceeded the target company’s closing share price one trading day and 20 trading days prior to the announcement of such transaction. The transactions used in the premia analysis are set forth in the table below:

Date	Target	Acquiror
07/02/25	Theratechnologies Inc.	Future Pak, LLC
03/19/25	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.
12/30/24	Marinus Pharmaceuticals, Inc.	Immedica Pharma AB
06/06/23	Paratek Pharmaceuticals	Novo Holdings & Gurnet Point Capital
07/11/22	La Jolla Pharmaceutical Company	Innoviva, Inc.
06/27/22	Epizyme	Ipsen SA
06/24/20	Tetraphase Pharmaceuticals, Inc.	La Jolla Pharmaceutical Company

For each of the selected transactions included in the premia analysis, Stifel calculated the premia represented by the one trading day unaffected share price and the 20 trading day unaffected share price. The median and mean one trading day and 20 trading day premia for the selected transactions implied by this analysis are set forth in the following table:

	Premia
	1 Trading Day	20 Trading Day
Mean	58.3%	75.4%
Median	50.0%	69.3%

Applying the mean and median premia paid in the reviewed transactions to Evoke’s corresponding one trading day and 20 trading day closing share prices prior to October 31, 2025, Stifel calculated ranges of implied equity values per Share of approximately $7.73 to $8.15 for the one trading day premia analysis and $7.92 to $8.21 for the 20 trading day premia analysis.

52-Week Trading Range

For illustrative purposes only, Stifel reviewed the historical trading prices of Shares during the 52-week period ended October 31, 2025. Stifel noted that the closing prices per Share during this period ranged from $2.07 to $6.99.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and Opinion; therefore, the ranges of valuations and relative valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual valuation of the company or its relative valuation.

Stifel is acting as financial advisor to the Company in connection with the Transaction. Evoke agreed to pay Stifel a fee for its services of $2.0 million, $650,000 of which became payable upon the delivery of the Opinion, and the remaining portion of which is contingent upon the closing of the Offer. Evoke has also agreed to reimburse Stifel for its expenses incurred in connection with Stifel’s engagement and to indemnify Stifel and its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates, against specified liabilities. In the ordinary course of business, Stifel and its clients may transact in the equity securities of Evoke or Parent or their affiliates and may at any time hold a long or short position in such securities. Stifel may seek to provide investment banking or financial advisory services to Evoke or Parent or their affiliates in the future, for which Stifel would seek customary compensation. In the Opinion, Stifel also confirmed to the Company Board that there were no other material relationships that existed during the two years prior to the date of the Opinion or that were mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company Board selected Stifel as its financial advisor in connection with the Transaction based on Stifel’s reputation and experience. Stifel is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

In connection with Stifel’s services as the financial advisor to the Company Board, the Company has agreed to pay Stifel an aggregate fee of approximately $2.0 million, $650,000 of which was payable upon the rendering of Stifel’s opinion and approximately $1.35 million of which is payable contingent upon closing of the tender offer. In addition, the Company has agreed to reimburse certain of Stifel’s expenses arising, and to indemnify Stifel against certain liabilities that may arise, out of Stifel’s engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, except for transactions in the ordinary course of business in connection with the Company’s employee benefit plans, and the entry into the Tender and Support Agreements.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below.

The table below assumes the following:

•	the Effective Time will have occurred on November 10, 2025;

•

for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” (as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable amended and restated employment agreement;

•	the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of November 10, 2025;

•

the unvested Company Options held by the named executive officers and outstanding as of November 10, 2025 will be canceled in exchange for a cash payment equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Options, by (ii) an amount equal to (A) $11.00, less (B) the per share exercise price of such Company Option;

•	no named executive officer receives any additional equity grants on or prior to the Effective Time;

•

for purposes of the amounts shown in the column entitled “Other,” on the day immediately following the Effective Time, each named executive officer will commence providing transitional consulting services to the Company and Parent pursuant to their transition services agreements, and will continue to provide such services through the Original Expiration Date (as defined above); and

•	no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In addition, pursuant to the amended and restated employment agreements that the Company entered into with each named executive officer in connection with the execution of the Merger Agreement, the payments and benefits described below are subject to an automatic reduction in the event any such amounts constitute parachute payments triggering the excise tax under Section 4999 of the Code (the “280G Cutback”). The 280G Cutback will reduce the amounts that the named executive officer actually receives to the extent necessary so that no portion will be subject to the excise tax under Section 4999 of the Code. However, the final 280G Cutback amount cannot be determined at this time.

Named Executive Officer	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Other(4) ($)	Total ($)
Matthew J. D’Onofrio	2,451,000	830,033	139,519	675,000	4,095,552
Mark Kowieski	1,398,625	121,655	129,000	310,000	1,959,280
Marilyn R. Carlson, D.M.D., M.D.	1,544,350	111,830	49,968	40,000	1,746,148

(1)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under his or her employment agreement in connection with a qualifying termination that occurs within 24 months following a change of control, as described in further detail in the section to this Schedule 14D-9 captioned “— Arrangements with Current Executive Officers and Directors of the Company— Severance Benefits and Certain Other Terms in Employment Agreements with Executive Officers.” The cash severance payments will be made in an amount equal to (i) the product of 24 months multiplied by the named executive officer’s monthly salary in effect immediately prior to the qualifying termination; (ii) 200% of the named executive officer’s target annual bonus; and (iii) the named executive’s 2025 target annual bonus. The following table breaks down the amounts in this column by types of payment:

Name	Base Salary Severance ($)	Bonus Severance ($)	2025 Bonus ($)	Total
Matthew J. D’Onofrio	1,290,000	774,000	387,000	2,451,000
Mark Kowieski	835,000	375,750	187,875	1,398,625
Marilyn R. Carlson, D.M.D., M.D.	922,000	414,900	207,450	1,544,350

(2)

Given that all outstanding equity awards held by the named executive officers will accelerate as of the Effective Time without regard to any termination of employment, this amount represents “single trigger”

vesting acceleration of, and the maximum amount payable with respect to, Company Options held by such named executive officer at the Effective Time. The value of the Company Options equals the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Options, by (ii) an amount equal to (A) $11.00, less (B) the per share exercise price of such Company Option. The following table breaks down the amounts in this column:

Name	Number of Shares Subject to Unvested Company Options (#)	Cash Consideration for Unvested Company Options ($)
Matthew J. D’Onofrio	134,840	830,033
Mark Kowieski	19,836	121,655
Marilyn R. Carlson, D.M.D., M.D.	18,336	111,830

(3)

The amount for each named executive officer represents the “double-trigger” cash severance payments equal to the cost of continuation coverage pursuant to COBRA (or, in the case of Dr. Carlson, of health care coverage under Medicare, in an amount not to exceed $2,082 per month) for 24 months based on the premiums in effect as of November 10, 2025 to which the named executive officer may become entitled under his or her employment agreement in connection with a qualifying termination that occurs within 24 months following a change of control, as described in further detail in the section to this Schedule 14D-9 captioned “— Arrangements with Current Executive Officers and Directors of the Company—Severance Benefits and Certain Other Terms in Employment Agreements with Executive Officers.” In the case of Mr. D’Onofrio, this amount also includes a lump sum cash payment to pay the premiums for life insurance benefits coverage for 24 months plus a lump sum cash payment of $15,000 for executive-level outplacement services. The following table breaks down the amounts in this column:

Name	Health and Welfare Benefits ($)	Life Insurance ($)	Outplacement Services ($)	Total ($)
Matthew J. D’Onofrio	121,789	2,730	15,000	139,519
Mark Kowieski	129,000	—	—	129,000
Marilyn R. Carlson, D.M.D., M.D.	49,968	—	—	49,968

(4)

The amount for each named executive officer represents payments to which the named executive officer may become entitled under his or her transition services agreement in connection with providing transitional consulting services to the Company and Parent following the Effective Time, as described in further detail in the section to this Section 14D-9 captioned “Arrangements with Current Executive Officers and Directors of the Company—Transition Payments under Transition Services Agreements with Executive Officers.” Messrs. D’Onofrio and Kowieski’s transition services agreements provide for an Original Expiration Date of 6 months following the Effective Time and Dr. Carlson’s transition services agreement provides for an Original Expiration Date of 1 month following the Effective Time. Mr. D’Onofrio, Mr. Kowieski and Dr. Carlson are entitled to a monthly retainer of $50,000, $35,000 and $40,000, respectively, and Messrs. D’Onofrio and Kowieski are entitled to a transition services bonus of $375,000 and $100,000, respectively, in the event they provide services through the Original Expiration Date. The following table breaks down the amounts in this column:

Name	Aggregate Retainer Through Original Expiration Date ($)	Transition Services Bonus ($)	Total ($)
Matthew J. D’Onofrio	300,000	375,000	675,000
Mark Kowieski	210,000	100,000	310,000
Marilyn R. Carlson, D.M.D., M.D.	40,000	—	40,000

Conditions of the Offer.

The information set forth in Section 15 under the heading entitled “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required.

Parent and Merger Sub have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its affiliates, including Merger Sub, nor any of their “affiliates” or “associates” is, nor at any time during the period commencing three years prior to the date of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, after the Acceptance Time (as defined in the Merger Agreement), the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares (both record holders and beneficial owners) immediately prior to the Effective Time who have not properly tendered their Shares in the Offer or otherwise waived their right to an appraisal of their Shares will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. All references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is consummated, holders of Shares and beneficial owners thereof immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex II. Any holder of Shares or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.

Any stockholder or beneficial owner of Shares wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.

A stockholder or beneficial owner who wishes to exercise appraisal rights under Section 262 of the DGCL must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262, which address shall also be the one set forth on the verified list required by Section 262(f) of the DGCL);

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•

continuously hold of record (in the case of a stockholder making the demand) or continuously own beneficially (in the case of a beneficial owner making the demand in its own name) such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a compliance by stockholders or beneficial owners of Shares with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all holders of Shares who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a holder’s failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand

As detailed in the first bullet above, a holder of Shares (including a beneficial owner) wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Evoke Pharma, Inc., 420 Stevens Avenue, Suite 230, Solana Beach, California 92075, Attention: Corporate Secretary.

If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including any beneficial owner) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares (including any beneficial owner of any Shares) who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any holder of Shares (including any beneficial owner), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs of this notice are to be borne by the Surviving Corporation.

After notice to such persons as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, each person who demands payment for his, her or its Shares is cautioned to retain any certificate(s) representing such person’s Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines the persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of Shares, including beneficial owners, considering whether to assert appraisal rights should be aware that the fair value of their Shares as determined by the Court of Chancery under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and holders of Shares should recognize that such an appraisal could result in a determination of a value for their Shares that is higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares, including any beneficial owner, entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted his, her or its certificate(s) of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person, in the case of holders of uncertificated Shares forthwith, and in the case of persons holding Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a person who appears on the Verified List and participated in the appraisal proceeding, the Court of Chancery may order all or a portion of the expenses incurred by such person in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the merger, no person who has demanded appraisal rights with respect to some or all of such person’s Shares as provided in Section 262(d) of the DGCL shall be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance), except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A holder of shares (including any beneficial owner) will fail to perfect, or effectively lose, the person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all holders of Shares, including beneficial owners, who are otherwise entitled to appraisal rights and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or 267 of the DGCL. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for purposes of an assessment of costs and expenses pursuant to Section 262(j) of the DGCL); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of

15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither it nor its affiliates (including, without limitation, Merger Sub) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the Tender and Support Agreements and the transactions contemplated thereby. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Parent and Company are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to be filed with respect to the Offer or the Merger, Parent and Company have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; the Company’s expectations regarding the benefits and commercial potential of Gimoti; the ability to advance the Company’s commercial activities and the potential to accelerate and expand access to Gimoti and other future product candidates; and Parent’s strategic vision. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; potential changes in Parent’s strategic vision; risks that the Company and Eversana will not be able to successfully drive market demand for Gimoti; risks related to the Company’s dependence on third parties for the manufacture of Gimoti; inadequate efficacy or unexpected adverse side effects relating to Gimoti that could result in recalls or product liability claims; regulatory developments in the United States and other countries; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s prior filings with the SEC, including under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and any subsequent filings with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Evoke undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 17, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on November 17, 2025 (the “Schedule TO”) by Parent and Merger Sub).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated November 17, 2025 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press release issued by Parent, dated November 4, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed on November 4, 2025 (the “Schedule TO-C”) by Parent and Merger Sub).

(a)(5)(B)	Press release issued by the Company, dated November 4, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(a)(5)(C)*	Opinion of Stifel, Nicolaus & Company, Incorporated to the Company Board dated November 3, 2025 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of November 3, 2025, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(2)*	Mutual Confidentiality Agreement, dated as of April 7, 2025, by and between Evoke Pharma, Inc. and QOL Medical, LLC.

(e)(3)	Form of Insider Support Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(4)	Form of Key Company Stockholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(5)	Evoke Pharma, Inc. Amended and Restated 2013 Equity Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the SEC on May 11, 2023).

(e)(6)	Evoke Pharma, Inc. Amended and Restated 2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K as filed with the SEC on May 11, 2023).

(e)(7)	Third Amended and Restated Employment Agreement, dated as of November 3, 2025, by and between the Company and Matthew J. D’Onofrio (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(8)	Second Amended and Restated Employment Agreement, dated as of November 3, 2025, by and between the Company and Mark Kowieski (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

Exhibit Number	Description

(e)(9)	Second Amended and Restated Employment Agreement, dated as of November 3, 2025, by and between the Company and Marilyn R. Carlson D.M.D., M.D. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(10)	Transition Services Agreement, dated as of November 3, 2025, by and among the Company, Matthew J. D’Onofrio and Parent (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(11)	Transition Services Agreement, dated as of November 3, 2025, by and among the Company, Mark Kowieski and Parent (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

(e)(12)	Transition Services Agreement, dated as of November 3, 2025, by and among the Company, Marilyn R. Carlson D.M.D., M.D. and Parent (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2025).

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Evoke Pharma, Inc.

By:	/s/ Mark Kowieski
Name: Mark Kowieski
Title: Chief Financial Officer

Dated: November 17, 2025

Annex I

November 3, 2025

Board of Directors

Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, CA 92075

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Evoke Pharma, Inc. (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with QOL Medical, LLC (“Parent”) and QOL-EOS Merger Sub, Inc., a direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which (i) Merger Sub will commence a tender offer (the “Tender Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), for $11.00 per share in cash (the “Transaction Consideration”), and (ii) as soon as practicable following consummation of the Tender Offer, Merger Sub will merge with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), with the Company continuing as the surviving corporation, and each outstanding share of Company Common Stock, other than (A) any shares owned by Parent, Merger Sub or the Company or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub (“Canceled Company Shares”) or irrevocably accepted for purchase pursuant to the Tender Offer (“Accepted Company Shares”) and (B) any Dissenting Company Shares (as defined in the Merger Agreement) (collectively with the Canceled Company Shares, Accepted Company Shares and any other shares owned by any Affiliate (as defined in the Merger Agreement) of Parent or the Company, the “Excluded Shares”), will be converted into the right to receive the Transaction Consideration, all subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock, other than Excluded Shares, of the Transaction Consideration to be received by such holders in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	reviewed and discussed with Company management the financial terms of a draft dated November 2, 2025, of the Merger Agreement and related matters;

(ii)

reviewed certain publicly available financial and other information for the Company, including the Company’s Annual Reports on Form 10-K for the two years ending December 31, 2024 and subsequent Quarterly Reports on Form 10-Q, and certain other relevant financial and operating data of the Company furnished to Stifel by the management of the Company, and utilized per the instruction of the Company;

(iii)

reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company, as prepared by the Company’s management, including projections for the Company provided by the Company’s management (the “Company Projections”), and utilized per instruction of the Company;

(iv)

discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters as Stifel deemed relevant;

787 7th Avenue, 11th Floor | New York, New York 10019 | (212) 887-7777 Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com
I-1

(v)

reviewed and analyzed certain operating results for the Company as compared to the operating results and the reported price and trading histories of certain publicly traded companies that Stifel deemed relevant;

(vi)	reviewed and analyzed certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations that Stifel deemed relevant;

(vii)	reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of those discounted cash flows;

(viii)	considered, for illustrative purposes only, the 52-week trading range of the Company Common Stock;

(ix)	considered, for illustrative purposes only, the premia paid in transactions of similar size as the Company within the industry in which the Company operates;

(x)

considered the results of the Company’s efforts and Stifel’s efforts, at the direction of the Company, to explore certain strategic alternatives involving and to solicit indications of interest from selected third parties with respect to a transaction involving the Company; and

(xi)

reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel deemed relevant for the purposes of its Opinion. In addition, Stifel took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and its general knowledge of the industry in which the Company operates.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or any other person, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts and projections supplied to us by the Company (including, without limitation, the Company Projections), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasted and projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasted or projected financial information. Stifel has relied on this forecasted or projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expresses no opinion as to the Company Projections or any other estimates, forecasts or projections or the assumptions on which they were made.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be

787 7th Avenue, 11th Floor | New York, New York 10019 | (212) 887-7777 Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com
I-2

satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement and by Company management, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether the Transaction Consideration is fair to the holders of shares of Company Common Stock, other than Excluded Shares, from a financial point of view, and does not address, and we express no view or opinion as to, any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise, including, without limitation, the Eversana Side Letter (as defined in the Merger Agreement). Our Opinion also does not address, and we express no view or opinion as to: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, financial reporting, tax or accounting consequences of the Transaction; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities or otherwise; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Merger Sub or Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of shares of Company Common Stock; (vi) any advice or opinions provided by any other advisor to the Company; or (vii) the treatment of, or effect of the Transaction on, Company Options or Company Warrants (as defined in the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement or consummation of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. We express no opinion or view as to any potential effects of volatility in the credit, financial or stock markets on the Company or the Transaction. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or any other matter or to any shareholder of the Company as to whether or not to accept the Tender Offer or how any such shareholder should vote at any shareholders’ meeting at which the Merger or any other matter is considered, or whether or not any shareholder of the Company should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and

787 7th Avenue, 11th Floor | New York, New York 10019 | (212) 887-7777 Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com
I-3

does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the “SEC”), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or any other person.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Tender Offer (the “Advisory Fee”). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Tender Offer or the Merger (the “Opinion Fee”), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no other material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. Stifel may seek to provide investment banking services to the Company or Parent, or their respective affiliates, in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Company and Parent or its affiliates and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by holders of shares of Company Common Stock, other than Excluded Shares, in the Transaction pursuant to the Merger Agreement is fair to such holders, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

787 7th Avenue, 11th Floor | New York, New York 10019 | (212) 887-7777 Stifel, Nicolaus & Company, Incorporated | Member SIPC & NYSE | www.stifel.com
I-4

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, §266 or §390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections

(a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.